SHAREHOLDER INFORMATION AGREEMENT
THIS SHAREHOLDER INFORMATION AGREEMENT (the "'Agreement") entered into as of April 16, 2007 by and between The Prudential Series Fund and Pruco Life Insurance Company on its own behalf and on behalf of its separate accounts investing in The Prudential Series Fund, with an effective date of October 16, 2007 (the "Effective Date").
WHEREAS, as used in this Agreement. the following terms shall have the following meanings, unless a different meaning is clearly required by the context·
The term "1940 Act" shall mean the Investment Company Act of 1940, as amended. and any rules thereunder.
The term "Fund" shall mean The Prudential Series Fund and each of its series, except that the term “·Fund” does not include any series that is regulated as a money market fund under Rule 2a-7 under the 1940 Act.
The term ""Intermediary" shall mean Pruco Life Insurance Company and each of its separate accounts that invest in securities issued by the Fund.
The term "Shares'" means the beneficial interests of Shareholders corresponding to the redeemable securities of record issued by the Fund that are held by the Intermediary .
The term "Shareholder" means the holder of interests in a variable annuity) or variable life insurance contract issued by the Intermediary ( a "'Contract'"). or a participant m an employee benefit plan with a beneficial interest in a Contract.
The term Shareholder-Initiated Transfer Purchase" means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Contract to a Fund, but does not include transact ions that are executed: ( i ) automatically pursuant to a contractual or systematic program or enrollment such as transfer of assets within a Contract to a Fund as a result of ·"dollar cost averaging" programs, insurance company approved asset allocation programs. or automatic rebalancing programs. ( ii ) pursuant to a Contract death benefit; ( iii ) one-time step-up in Contract value pursuant to a Contract death benefit, or in connection with receipt of a longevity credit or other automatic increase to Contract value , ( iv) in connection with an automatic step-up to Protected Withdrawal Value under an annuity guaranteed minimum withdrawal benefit; ( v ) allocation of assets to a Fund through a Contract as a result of payments such as loan repayments, scheduled contributions, retirement plan salary' reduction contributions, or planned premium payments to the Contract; or ( vi ) pre-arranged transfers at the conclusion of a required free-look period.
The term '"Shareholder-Initiated Transfer Redemption" means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Contract out of a Fund. but does not include transact ions that are executed : ( i ) automatically pursuant to a contractual or systematic program or enrollments such as transfers of assets w1thm a Contract out of a Fund as a result of annuity payouts. loans, systematic withdrawal programs, insurance company approved asset allocation programs and automatic rebalancing programs; ( ii ) as a result of any deduction of charges or fees under a Contract; ( iii ) within a Contract out of a Fund as a result of scheduled withdrawals or surrenders from a Contract; or ( iv ) as a result of pay men t of a death benefit from a Contract.

The term ''written" includes electronic writings and facsimile transmissions.

WHEREAS, the Fund and the Intermediary have entered into one or more participation agreements governing the terms of the investment by the Intermediary in securities issued by the Fund ( the "Participation Agreements">; and
WHEREAS, the Securities and Exchange Commission (the “SEC”) has adopted Rule 22c-2 under the 1940 Act requiring certain investment companies to enter into Agreements with certain Intermediaries ; and
WHEREAS, the Fund and the Intermediary desire to enter into an Agreement meeting the requirements of Rule 22c-2.
NOW, THEREFORE, the Fund and the Intermediary hereby agree as follows:
ARTICLE 1. Shareholder Information
1.1. Agreement to Provide Information. Intermediary agrees to provide the Fund or its designee. upon written request. the taxpayer identification number ("TIN"), the Individual/International Taxpayer Identification Number ("ITIN''), or other government-issued identifier ("GII") and the Contract owner number or participant account number associated with the Shareholder, if known, of any or all Shareholder(s) of the account, and the amount, date and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer. or exchange of Shares held through an account maintained by the Intermediary during the period covered by the request. Unless otherwise specifically requested by the Fund, the Intermediary shall only be required to provide information relating to Shareholder-Initiated Transfer Purchases or Shareholder-Initiated Transfer Redemptions
1.2.    Period Covered by Request. Requests must set forth a specific period, not to exceed 90 days from the date of the request. for which transaction information is sought. The Fund may request transaction information older than 90 days from the date of the request as it deems necessary to investigate compliance with policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by the Fund.
1.3.    Timing of Requests. Fund requests for Shareholder information shall be made no more frequently than quarterly except as the Fund deems necessary to investigate compliance with policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by the Fund
1.4.    Form and Timing of Response
1.4.1 Intermediary agrees to provide, promptly upon request of the Fund or its designee, the information requested pursuant to this Article I. If requested by the Fund or its designee. Intermediary agrees to use best efforts to determine promptly whether any specific person about whom it has received the identification and transaction information specified in Section 1.1 is itself a financial intermediary ("indirect intermediary") and, upon further request of the Fund or its designee, promptly either ( i ) provide ( or arrange to have provided) the information set forth m Section 1.1 for those Shareholders who hold an account with an indirect intermediary or ( ii ) restrict or prohibit the indirect intermediary from purchasing. m nominee name on behalf of other persons, securities issued by the Fund. Intermediary additionally agrees to inform the Fund whether it plans to perform ( i ) or ( ii ).
1.4.2. Responses required by Article 1 must be communicated in writing and in a format mutually agreed upon by the Fund or its des1gnee and the Intermediary. To the extent practicable,

the format for any transaction information provided to the Fund should be consistent with the NSCC Standardized Data Reporting Format.

1.5.
Limitations on Use of Information. The Fund agrees not to use the information received pursuant to this Agreement for any purpose other than as necessary to comply with the provisions of Rule 22c-2 or to fulfill other regulatory or legal requirements subject to the privacy provisions of Title V of the Gramm-Leach-Bliley Act ( Public Law 106-102) and comparable state laws.

ARTICLE 2. Trading Restrictions
2.1.    Agreement to Restrict Trading. Intermediary agrees to execute written instructions from the Fund to restrict or prohibit further purchases or exchanges of Shares by a Shareholder that has been identified by the Fund as having engaged m transactions of the Fund’s Shares (directly or indirectly through the Intermediary's account) that violate policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstand mg Shares issued by the Fund. Unless otherwise directed by the Fund, any such restrictions or prohib1t1ons shall only apply to Shareholder Initiated Transfer Purchases or Shareholder-Initiated Transfer Redemptions that are effected directly or ind1redly through Intermediary.
2.2.    Form of Instructions. Instructions must include the TIN, ITIN, or GII and the specific individual Contract owner number or participant account number associated with the Shareholder, if known, and the specific restriction(s) to be executed, including how long the restriction(s) is ( are) to remain in place. If the TIN, ITIN, GII or the specific individual Contract owner number or participant account number associated with the Shareholder is not known, the instructions must include an equivalent identifying number of the Shareholder(s) or account(s) or other agreed upon information to which the instruction relates. Upon request of the Intermediary, Fund agrees to provide to the Intermediary, along with any written instructions to prohibit further purchases or exchanges of Shares by Shareholder, information regarding those trades of the contract holder that violated the Fund's policies relating to eliminating or reducing any dilution of the value of the Fund's outstanding Shares.
2.3.    Timing of Response. Intermediary agrees to execute instructions as soon as reasonably practicable, but not later than ten business da)'S after receipt of the instructions by the Intermediary
2.4. Confirmation by Intermediary. Intermediary must provide written confirmation to the Fund that instructions have been executed . Intermediary agrees to provide confirmation as soon as reasonably practicable, but not later than ten business days after the instructions have been executed .
ARTICLE 3. Miscellaneous
3.1.    Termination. This Agreement will terminate upon the later of (1) the termination of all Participation Agreements or (ii) the date on which the Intermediary no longer holds Shares of the Fund in its separate accounts
3.2.    Notice. Requests, instructions, not ices or other communications between the parties pursuant to this Agreement shall be provided to the following address, or such other address that one party may communicate to the other party in writing from time to time, including, if applicable, an e-mail address and/or a facsimile telephone number:

If to the Fund:
American Skandia Trust One Corporate Drive

Shelton, CT 06484
Attention Secretary

If to the Intermediary:
Pruco Life Insurance Company of New Jersey
c/o The Prudential Insurance Company of America
Annuity Services
2 101 Welsh Road
Dresher, Pennsylvania 19025 Attention: Christoph Hagan Christoph.Hagan@Prudential.com Tel. (215) 784-8209

With a copy to:
The Prudential Insurance Company of America Annuity Services
2101 Welsh Road
Dresher, Pennsylvania 19025 Attention: Thomas Sandor
Thomas Sandor@Prudential.com
Tel. (215) 784-2721

3.3.    Applicable Law. This Agreement shall be construed and the provisions hereof interpreted under and m accordance with the laws of the state of New Jersey, without regard to the New Jersey conflict of laws provisions. This Agreement shall be subject to the provisions of the federal securities laws, including Rule 22c-2 under the 1940 Act, and the terms hereof shall be interpreted and construed in accordance therewith
3.4.    Construction of the Agreement and Participation Agreements. This Agreement supplements the Participation Agreements. To the extent the terms of this Agreement conflict with the terms of a Participation Agreement, the terms of this Agreement shall control.
3.5.    Captions. The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

3.6.	Counterparts. This Agreement may be executed in two counterparts, each of which taken together shall constitute one and the same instrument.
3.7.    Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected thereby.
3.8.    Dispute Resolution. Any controversy or claim arising out of or relating to this Agreement, or breach thereof. shall be settled by arbitration in a form jointly selected by the relevant parties (but if applicable law requires some other form, then such other form) in accordance with the Commercial Arbitration Rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof .
3.9.    Assignment. This Agreement or any rights or obligations hereunder may not be assigned by any party without the prior written consent of the other party.

3.10.    Obligations. The Fund agrees that the obligations assumed by the Intermediary pursuant to this Agreement shall be limited in any case to the Intermediary and its assets, and the Fund shall not seek sat1sfact1on of any such obligation from the Shareholders of the Intermediary or the directors, officers, employees or agents of the Intermediary _ The Intermediary agrees that the obligations assumed by the Fund pursuant to this Agreement shall be limited in any case to the Fund and its assets, and the Intermediary shall not seek satisfaction of any such obligation from the Shareholders of the Fund or the directors, trustees, officers, employees or agents of the Fund
IN WITNESS WHEREOF, the undersigned has caused this Agreement to be executed as of the date first above written.

AMERICAN SKANDIA TRUST

By:     /s/ Robert F. Gunia

    Print Name: Robert F. Gunia
Print Title: Vice President
Date:     April 10, 2007

PRUCO LIFE INSURANCE COMPANY OF N EW JEREY

By :	/s/ Daniel O. Kane

Print Name: Daniel O. Kane
Print Title: Vice President
Date:     April 10, 2007